Exhibit 8

Response of L.I.A. Pure Capital and Invest-Pro to Evogene’s August 25, 2026 Press Release

The Question Is Not What We Have Promised- It Is What the Company Has Delivered

Dear Fellow Shareholders, The upcoming Annual Meeting is an important opportunity to determine the future direction of Evogene. For years, shareholders have been asked to remain patient while the Company pursued evolving strategies, invested heavily in technology, raised funds while diluting existing shareholders and repeatedly promised long-term value creation.

Yet the Company’s track record tells a different story- years of limited commercial realization and significant erosion of shareholder value. This response is not about future promises. It is about accountability for past results.

Future Outcomes Cannot Excuse Poor Past Performance

The Company would have shareholders focus on what we have proposed, rather than on what the Company itself has promised and repeatedly failed to deliver. The fundamental question is not whether L.I.A. Pure Capital and Invest-Pro can guarantee future outcomes, but whether the incumbent Board’s record warrants continued confidence.

After years of shifting strategies and promised value creation, the Company has failed to translate its scientific capabilities and investments into meaningful commercial results, while shareholders have suffered significant erosion in value. Shareholders should judge the incumbent Board by its record- not by its promises.

Board Refreshment Should Be Measured by Results

The Company points to recent board additions as evidence of meaningful refreshment, yet refreshment should be measured by outcomes, not headcount. Despite these changes, the Company’s performance trajectory has not materially improved.

Experience Alone Does Not Create Shareholder Value

The Company points to the relevant experience of its nominees as a reason for shareholders to support them. We disagree with the implication that the nominees we propose lack the experience needed to serve on the Board. Our nominees bring substantial and highly relevant experience of their own as outlined in the proxy statement.

But experience alone does not create shareholder value. Results do.

The incumbent Board possesses significant experience, yet shareholders have endured prolonged underperformance. The issue is not the length of resumes, but whether that experience has translated into results.

Conclusion: Shareholders Deserve Accountability

After years of underperformance, shareholders deserve a board judged by results, not intentions. We respectfully urge all shareholders to vote “FOR” the L.I.A. Pure Capital and Invest-Pro nominees.